UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2015

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2015

Highlights

•	Main material commercial terms agreed with Perenco for employment of Hilli in Cameroon.

•	Construction of Hilli on track and within budget.

•	Binding Heads of Terms signed with Ophir to support 20 yr. 2.2mtpa Equatorial Guinea FLNG project.

•	Weak market for chartering of LNG shipping and low fleet utilization.

•	Underlying EBITDA* in the quarter decreased to a loss of $25.3 million compared to 1Q loss of $4.3 million.

•	Board maintains dividend at $0.45 per share for the quarter.

* Adjusted EBITDA is defined as earnings before interest, depreciation and amortization equal to operating income plus depreciation and amortization.

Subsequent events

•	Received financing commitment for GoFLNG Hilli.

•	Entered into agreements for design and construction of a third floating liquefaction facility.

•	Placed order for additional FSRU newbuild with Samsung.

•	Entered into agreement to establish an LNG Carrier pool “The Cool Pool” with Gaslog and Dynagas.

Financial Review

Underlying Business Performance

	2015	2015
(in thousands of $)	Apr-Jun	Jan-Mar
Time and voyage charter revenues	16,922	28,835
Vessel and other management fees	3,222	3,323
Vessel operating expenses	(14,801)	(14,537)
Voyage and commission expenses	(21,424)	(23,707)
Administrative expenses	(9,214)	(6,952)
Depreciation and amortization	(18,118)	(17,697)

Total Operating Losses (excluding gain/loss on disposals)	(43,413)	(30,735)
Add back Non-recurring items - Golar Grand charter loss contingency	0	8,757
Depreciation and amortization	18,118	17,697
Underlying EBITDA	(25,295)	(4,281)
* Underlying EBITDA is defined as earnings before interest, depreciation and amortization, impairments and non-recurring items.

In line with guidance in the Q1 report, the market for chartering of LNG shipping deteriorated further during the second quarter. 2Q operating results were negatively impacted by lower utilization and underlying revenue net of voyage expenses. Utilization of the Golar fleet declined from 46% in 1Q to 33% in 2Q. With no further carriers scheduled for delivery, 2Q represented the first full quarter of operations for the entire fleet of carriers. Significant adverse performances relative to 1Q were observed by the Golar Seal, Glacier, Celsius, Bear and the Arctic, the latter having been on hire for the first part of 1Q at 2012 market rates. Partially mitigating this were improved performances from the Golar Crystal, Frost and Snow. Overall, 2Q revenues at $16.9 million were sharply down on 1Q revenues of $28.8 million. Vessel and other management fees at $3.2 million are consistent with 1Q and represent the revenue Golar receives for managing the Golar Partners’ fleet together with recharges to Golar Wilhelmsen in respect of Golar employees seconded to this joint venture ship management company.

2Q voyage costs decreased $2.3 million from $23.7 million in 1Q to $21.4 million. The cost of chartering in the Golar Eskimo and the Golar Grand from Golar Partners contributed $13.2 million to voyage expenses, down from $19.1 million in 1Q. The elevated 1Q cost included a fair value accounting provision of $8.8 million in respect of the Golar Grand that stems from the Company guaranteeing Golar Partners that it would charter back the vessel in the absence of BG exercising their own option to extend the Golar Grand charter. During 2Q, $1.5 million of this provision was released and credited to voyage and commission expenses.

Vessel operating expenses increased $0.3 million to $14.8 million in 2Q. Additional costs during 2Q from a full quarter of operating the Golar Ice, Kelvin and Snow which were delivered during 1Q were offset by no operating costs incurred against the Golar Eskimo and the Golar Viking which were sold to Golar Partners and PT Equinox on January 20 and February 16, respectively. Administration costs increased $2.3 million over 1Q to $9.2 million in 2Q. Project related cost increases were dominated by legal and professional fees incurred in respect of current and future FLNG projects. Depreciation and amortisation in 2Q amounted to $18.1 million, an increase of $0.4 million over 1Q. A full quarter’s depreciation for the 1Q delivered Golar Ice, Kelvin and Snow was substantially mitigated by savings in respect of the Golar Eskimo and Viking, both of which were sold during 1Q.

Collectively the above resulted in a $21.0 million decrease in underlying EBITDA from a loss of $4.3 million in 1Q to a loss of $25.3 million in 2Q.

Net Income Summary

(in thousands of $)	2015	2015
	Apr-Jun	Jan-Mar
Total Operating Loss (excluding gain/loss on disposals)	(43,413)	(30,735)
Net gain on disposals (includes amortization of deferred gains)	126	97,840
Loss on sale of Golar Partners Common Units	0	(3,011)
Impairment on asset held for sale	(1,032)	0
Dividend income	3,914	3,581
Net interest expense	(15,722)	(15,037)
Other financial items	50,802	(31,951)
Taxes	742	1,061
Equity in net earnings of affiliates	4,406	2,819
Net (loss) / income	(177)	24,567

In 2Q the Company generated a net loss of $0.2 million, driven by a poor operating result substantially offset by significant non-cash financial gains linked to mark to market valuation of interest rate and Total Return Swaps.

The contribution to the Company’s 2Q dividend income derived from the Company’s share of common units, its general partner stake and incentive distribution rights (“IDRs”) in Golar Partners increased by $0.3 million to $3.9 million. This increase follows the increase in Golar Partners distribution from $0.5625 declared in respect of 4Q and paid and recognised in 1Q to $0.5775 declared in respect of 1Q, paid and recognised in 2Q. The Company also received a cash dividend of $9.2 million in respect of its ownership of Golar Partners’ subordinated units and this is accounted for using the equity accounting method. The Company has accounted for its share of Golar Partners’ 2Q earnings (based on its ownership interest in the subordinated units only) through the Equity in net earnings of affiliates line item in the income statement. In 2Q this amounted to $4.4 million, an increase of $1.6 million from 1Q due primarily to a full quarter’s contribution by both the FSRUs Golar Igloo and Eskimo party offset by reduced earnings from the Golar

Freeze which was drydocked during the quarter. When all classes of ownership are taken into account, the aggregate underlying cash dividend from Golar Partners received in 2Q was $13.1 million compared to $12.6 million in 1Q.

Net interest expense increased from $15.0 million in 1Q to $15.7 million in 2Q. The increase is largely due to a full quarter's use of debt facilities designed to fund the three carriers delivered during 1Q. Deemed interest on equity invested in the remaining newbuilding program which is capitalised and credited to interest expense was in line with 1Q at $0.8 million. Included in the Other Financial Items gain of $50.8 million is a $9.2 million non-cash mark-to-market valuation gain on interest rate swaps due to increases in long term interest rates in the period, a $46.7 million total return swap gain on the Company’s shares and $3.9 million of swap interest charge on undesignated hedges.

Commercial Review

LNG Shipping and FSRU Performance
Chartering activity and rates both remained low for much of April and May. During the latter half of May and into June the number of fixtures did increase, however these were not accompanied by material improvements in rates. Seasonal LNG demand in the Middle East, South America and in Japan/Korea/Taiwan paved the way for some incremental shipping demand. Pricing in these markets meant that a small arbitrage opened up against European pricing, allowing re-exports to increase again, relative to the very few witnessed in 1Q.

Although charter rates in the short-term market generally decreased and remained low for 2Q, some fluctuations within a certain band were noted. Charter rates were recorded on average in the low/mid $20,000’s per day for steam vessels while TFDE vessels noted average headline rates in the low $30,000’s per day, mostly with Ballast Bonus equivalent to fuel cost only to the nearest of Singapore, Gibraltar or Fujairah. Much of the spot business concluded has revolved around cargo tenders from both sellers and buyers.

July through to the present date has progressed in a similar manner to the end of 2Q. Albeit at low levels, there is a steady flow of fixtures which are being serviced by ample tonnage and this is keeping rates under pressure. Increased activity in the spot market is illustrated by the fact that the number of spot cargoes traded in the 8-months to date is in line with the total cargoes traded for the whole of 2014. Some charterers have started to consider their options for covering requirements from 4Q this year through 2016 and certain term deals have been concluded. The start-up of projects in 4Q is expected to boost shipping demand with APLNG, Gladstone LNG and Cheniere’s Sabine Pass expected to initiate operations. Indonesia’s Senora-Donggi project has now commenced operations and the second train of BG’s Queensland Curtis project is also now ramping up. The immediate issue to contend with is the sporadic and unpredictable availability of charter opportunities in different parts of the world. These can be difficult to capture without vessels nearby and result in prolonged periods of offhire for vessels as a result. To help address this, with the target to increase the efficiency of the fleet, Golar will enter into a pooling arrangement with Gaslog and Dynagas. An LNG Carrier Pool, initially consisting of 14 LNG carriers (Golar 8 vessels; Gaslog 3 vessels; Dynagas 3 vessels) will allow the participating owners to optimise the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. In so doing, the pool will better serve the transportation requirements of the LNG shipping market by providing customers with reliable, more flexible, and innovative solutions to meet their increasingly complex shipping requirements. Each vessel owner will continue to be fully responsible for the manning and technical management of their respective vessels.

Golar’s existing fleet of 6 operating FSRU’s, all of which reside within Golar Partners, continue to operate reliably with 99.9% availability (excluding scheduled drydocking).

Investment Review

Conversion Contracts
As of end-July, overall Hilli FLNG project progress remained on schedule and expenditure for the quarter was in accordance with the approved budget. During the quarter sponson construction, assembly, blasting and painting work progressed. Fabrication of piping and pipe supports continued and good progress was made with the repair and life extension work for the vessel. Significant activities undertaken during the last quarter included addressing specific design and operation issues (Perenco/Cameroon) and the overall project at the end of July is calculated to be 60% complete.

On July 21, the Company executed agreements for the conversion of the 126,000m3 LNG carrier Gandria to a Golar floating liquefaction facility (GoFLNG). The Gandria conversion will now be dedicated to satisfy the commitments to Ophir in Equatorial Guinea, covered by the agreement announced in May this year, requiring delivery of facilities in 2019. This move will release the Gimi (conversion contract signed in December 2014) to cover the potential emerging demand for a 2018 GoFLNG project. Provisions in the Gimi and Gandria contracts give Golar the flexibility to adjust project timing and to limit expenditure. The objective for Golar is to ensure that it does not remain financially exposed in any material manner to more than one speculative GoFLNG. Golar’s ability to deliver fast track GoFLNG solutions by having a pipeline of key long-lead components on order is a critical part of the business strategy.

The Gandria conversion contract is on target to become effective by the end of September this year. This contract provides similar beneficial cancellation provisions, which if exercised before December 2016 will allow termination of the contracts after deduction of a set cancellation fee.

FSRU Newbuild
On July 17, Golar placed an order for a further FSRU newbuild with Samsung Heavy Industries. This new vessel will be a sister vessel to the Golar Tundra with LNG storage of 170,000m3 and a continuous regasification capacity of 500mmscfd (750 mmscfd peak). This latest order is also accompanied by fixed-price options for two further FSRUs. The contract price is attractive reflecting the weak shipbuilding market. The contract also provides for a tail-heavy instalment plan and only 5 % initial down payment. Delivering in late 2017, the first FSRU is timed to meet the requirements of a number of specific FSRU opportunities that Golar is currently pursuing. This addition to the current fleet of 7 Golar group owned and operated FSRUs, strengthens the Company’s position in this important market segment.

Business Development Review

FSRU activities
Golar Eskimo arrived off Aqaba on May 25, commenced its charter on June 24 and completed its commissioning for the Hashemite Kingdom of Jordan on July 12. Since commencement, the FSRU has been producing at close to peak capacity and with 100% availability. Earnings received prior to June 30 and approximately $9.2 million in late start fees also received from Jordan are for Golar’s account. After June 30, Golar Partners will receive all future revenue earned by this FSRU. In accordance with the Eskimo sale and purchase agreement Golar paid a $12.4 million time charter fee during 2Q for the use of the vessel. No further time charter payments are due to Golar Partners and no further revenue in respect of the Eskimo will be receivable by Golar.

Although progress continues to be made with the Ghana FSRU project, a number of contractual items remain outstanding. As a consequence, the Company is actively pursuing alternative projects. The lower gas price environment has increased general and specific interest in FSRUs. As of today, including Golar’s two new buildings, 4 FSRUs are under construction without firm employment. These vessels will be delivered between now and the end of 2017. Approximately 115 million tonnes of new LNG production capacity is expected to come on stream before 2018, equivalent to a 45% increase on current production capacity. This will result in an increase in utilisation of existing regas capacity and also create a need for additional capacity. Based upon current customer inquiries and expected demand, the Company is confident that demand for FSRUs in this period will absorb these four units.

GoFLNG - Business Development Progress
Agreement has now been reached with the support of the Boards of both Golar and Perenco on the material commercial terms and conditions for the approximate 1.2 million tonne, 8-year Cameroon FLNG project scheduled to commence operations in 2Q 2017. The Tolling Agreement which defines the material commercial terms and conditions for the project is now subject to finalisation with SNH. The Midstream Gas Convention setting out the regulatory and fiscal regime governing the FLNG operations in Cameroon is now only subject to finalisation with the government. All parties including the government of Cameroon remain on track and are confident of approving the Tolling Agreement and the Midstream Gas Convention by the end of September 2015. Signing of these agreements will formalise FID for Golar’s first GoFLNG project.

The Company expects the project in Cameroon to deliver an EBITDA for Golar in the first full year of operation, based on the utilisation of 2 of the available 4 liquefaction trains, in the range of $170 million to $300 million, with a flexible tolling structure which correlates to Brent crude oil prices ranging from a floor of $60/bbl to a cap of $102/bbl.

Golar announced on May 5 that it had signed a binding Heads of Terms with Ophir Energy Plc for the provision of the GoFLNG vessel Gimi or alternate. Subsequently the Gandria was nominated for the Equatorial Guinea project so that Gimi can be available in time for potential GoFLNG projects starting operations in 2018. The agreement for Gandria will be structured as a 20-year tolling contract, commencing commercial operations in the first half of 2019.

Golar, with its partners Keppel Shipyard and Black & Veatch, committed to the Gimi FLNG conversion in December 2014. Gimi and Gandria will both benefit from utilising the same configuration of utilities and liquefaction facilities as sister ship Hilli, with variations to Gandria to accommodate production direct from the deep-water reservoir. During the quarter, additional detailed engineering studies (FEED) were commenced for Gandria with the objective of finalising the design and budget for the deep water variations. The integrated Ophir/GEPetrol/Sonagas/Golar project remains on schedule to take FID during the first half of 2016.

The Cedar LNG Project development activity for the quarter included continued support of the NEB LNG export application as well as focus on solidifying arrangements for gas transportation service into the Douglas Channel area. The Company continues to monitor development activities for the relevant large scale pipeline projects upon which the first phase of Cedar LNG is dependent. Golar is currently anticipating FID for Cedar Phase I to be achieved by the end of 2016 assuming such third party pipelines maintain their current schedules.

New GoFLNG business development activity has been focused on maturing projects that have the potential to commence operations in 2018. A shortlist of 4 potential projects is currently subject to active discussions. Interestingly, each of these projects is located in a completely separate geographic region. In each of these projects the competitive tolling fees and flexible commercial structures have the potential to generate very attractive economics, even at today’s low oil and LNG prices.

To meet potential customers’ demand for early commencement, Golar has initiated discussions with Keppel Shipyard and Black & Veatch. The target is to achieve a fourth conversion with a delivery in late 2018/early 2019. A commitment will be dependent on Golar firming employment opportunities within 1Q 2016.

The recent weakness in oil and gas prices has highlighted the benefits of a fast track FLNG solution versus large, capital intensive greenfield LNG developments. In addition to reduced capital expenditure and accelerated start up, the Company’s counterparts appreciate the flexibility the floating toll creates with respect to term and volume. Several of the business opportunities currently being discussed are based on stranded, associated or flared gas with limited commercial value without monetization through LNG production.

Capital expenditure for new, large scale Greenfield LNG developments shows a cash breakeven level from $10 per mmbtu and upwards. The cash breakeven level for a turnkey GoFLNG development can be significantly lower.

The Company is confident that a GoFLNG solution supplied with African or Asian gas reserves generates a reasonable return both for producers and Golar even with European and Asian gas prices at current levels. Significant upside can be monetized if gas prices recover. Golar is further confident that with respect to feed gas price, capital cost, transportation cost and flexibility, it has a competitive advantage over US export projects.

Financing and Liquidity Review

FSRU Tundra financing
The Company is progressing discussions on facilities that presuppose the Tundra will be unchartered at the time of delivery. In terms of leverage and cost, the Tundra financing is expected to be concluded on terms comparable to other facilities secured by Golar on vessels unchartered at the time of delivery. The facilities under discussion are expected to cover the remaining delivery instalment and create extra liquidity.

FLNG financing
As at June 30, including the value of the original vessel, Golar has invested $411 million in the Hilli conversion project. Today this investment sits at $424 million. From the end of September when the tolling agreement and the midstream gas convention have been approved by SNH and the Cameroon government, respectively, all remaining conversion and site specific costs for the GoFLNG Hilli will be satisfied by a fully documented and underwritten facility provided by CSSC (Hong Kong) Shipping Co. Ltd. (“CSSCL”). This will fund up to 80% of the GoFLNG Hilli.

The financing structure will be split into two phases. Phase one enables Golar to draw down up to $700 million from the facility to fund the ongoing project cost once Golar and its minority partners have spent $400 million of the estimated $1.2bn project cost. Phase two is triggered upon delivery of the converted GoFLNG Hilli from Keppel Shipyard and the satisfaction of certain milestones. This will provide for the drawdown of a further $260 million giving an aggregate $960 million. This final tranche is expected to satisfy the remaining conversion costs outstanding at that time and the remainder will be a release of the Company’s equity.

The CSSCL financing has a tenor of 10-years, a 15-year amortisation profile and contemplates the eventual sale of GoFLNG Hilli to Golar Partners. The expected cost of the financing during the conversion period is 6.25% while the long term financing is projected to cost less than 6% on a fully swapped ten year basis.

Liquidity
The Company maintains a good liquidity position notwithstanding the current weak operating results. The cash balance at the end of 2Q is $375 million and a further $100 million is receivable from Golar Partners in respect of the Eskimo sale. Additionally, the Company will receive $50 million in yearly distributions from Golar Partners. The capital expenditure for Gimi and Gandria over the next twelve months is to a large extent dependent on progress with contractual employment discussions. As at June 30, 2015, $50 million has been invested in the Gimi and Gandria conversions. If no progress is made firming up employment opportunities, the total cash expenditure will have increased to $65 million for these two vessels in the period up to June 30, 2016, of which $30 million is recoverable in the case of termination.

Corporate and other matters

The recent collapse of oil and gas prices has increased interest in LNG fueled combined cycle power generation. A shortage of power in areas like Brazil, Indonesia, India and South Africa and strong power prices in these areas together with lower gas prices have dramatically improved the economics of gas fuelled power generation. Simultaneously, we see stranded and associated gas reserves that can be acquired at attractive valuations. The lack of near term liquidity in the LNG market to a certain extent prevents resource holders from developing reserves before they have firm off take contracts.

In order to develop Golar further and accelerate the implementation of the GoFLNG concept, the Company has in recent months been negotiating with Brazilian power partners. These partners have been awarded a 25 year PPA contract with Brazilian authorities to build and operate a 1.5 GWha LNG fuelled combined cycle power station in Sergipe, Northern Brazil. Golar has negotiated a right to participate in up to 25% of this project and has the exclusive right to provide the FSRU. In addition to supplying the power station with gas, the FSRU would also have excess capacity to deliver gas to the Brazilian grid. The partners are currently working through the permitting process and are in negotiations with LNG providers, contractors and financiers. The capacity payment achieved in the PPA contract was awarded at a historically high level. If Golar proceeds, it would do so on the basis of an expected unleveraged project return in excess of 15%. Further upside is available based on usage.

Golar intends to establish a stand-alone, non-recourse subsidiary, Golar Power Ltd. to hold this investment. The Company’s total commitment to this subsidiary will initially be $5 million in liquidity lines and $24 million in non-performance guarantees, effective from 2020. Further equity investments would be needed if the project gets a final go ahead. It would be Golar’s intention to bring additional partners into Golar Power. In addition to the solid project return, Golar would use this position to accelerate its GoFLNG activities by creating a natural partnership with power producers and traders. The target is to offer a more integrated LNG solution to resource holders. Golar has approached several leading trading companies with this idea and has received encouraging feedback. A final clarification around this structure should be expected before year-end.

The size of Golar’s investments in Golar Power will be relatively small compared to the Company’s commitment to FLNG, FSRUs and LNG shipping. Golar’s business model remains to be a midstream gas company focussed on tariff based FLNG production. It is the Company’s intention to separate Golar Power from the rest of the activities over time. This can take place through a spin off to Golar’s shareholders.

Changes to the Board
Chairman, Sir Frank Chapman, has decided not to stand for re-election at the forthcoming AGM. In addition, Board member Kate Blankenship has decided not to stand for re-election. Both members have contributed significantly to the rapid expansion that currently takes place in Golar. Of special importance has been Sir Frank’s deep understanding of the LNG market and his strategic thinking, and Miss Blankenship’s solid finance and accounting skills. The Board has nominated Dan Rabun to succeed Sir Frank Chapman as non-executive Chairman Former Chairman of Ensco plc until May 2015. Mr Rabun has a strong energy background from Ensco and as managing partner in Baker McKenzie’s Dallas office. He is also currently a Board member of Apache Corporation.

Dan Rabun will assume Chairmanship from August 27 while Sir Frank Chapman and Kate Blankenship will continue as ordinary Board members until their term ends at the shareholder meeting on September 23.

Niels Stolt-Nielsen has also accepted to be nominated as a candidate to become a Board member. Mr Stolt-Nielsen is a major owner and Chairman of the world’s leading chemical carrier company, Stolt Nielsen. He is also the Chairman and founding investor of the LPG Company, Avance Gas. His extensive shipping, customer relations and logistical experience will benefit Golar in the years to come.

Share and Convertible Bond Buybacks
As at June 30, 2015, Golar had forward contracts to repurchase 3.5 million of its own shares at an average price of $40.39 per share. No further shares were repurchased during the quarter and none have been purchased since June 30. The forward contract was marked to market as of June 30 (GLNG share price $46.80) which resulted in an unrealised gain of $46.7 million for the quarter. On August 4, Golar also announced that it had approved a unit purchase program under which the Company may purchase up to $25 million worth of publicly held Golar Partners common units. Yielding 11% at the time, the Company viewed this as an attractive investment opportunity. To date 167,000 shares have been purchased outright at a cost of $3.5 million.

Shares and options
As at June 30, 2015, the total number of shares outstanding in Golar including the 3.5 million shares repurchased by the Company is 93.4 million. Additionally, there are currently 2.4 million outstanding stock options in issue.

Dividend
With respect to 2Q, the Board has decided to maintain the dividend at $0.45 per share. The Board remains of the view that the current dividend is sustainable for the next quarters. The size of the dividend for 2016 and going forward will to a certain extent be influenced by Golar’s success with FLNG and the capital needed to grow this business. It will be further influenced by the developments in shipping markets. The Board is of the opinion that a regular and stable dividend is an important part of the overall return to shareholders.

The record date for the dividend will be September 10, ex-dividend date is September 8 and the dividend will be paid on or about September 25, 2015.

Outlook

Golar has in the last twelve months made significant progress with the development of its new business portfolio. The first GoFLNG conversion, Golar Hilli, is progressing well and remains within budget and on schedule. An attractive financing arrangement for the vessel has been concluded and the contractual employment arrangement is currently expected to be signed off before the end of September. The long lead items and flexible contractual arrangements for a further two vessels have been committed with a fourth unit currently under discussion. The economics for the first projects show solid returns for both resource holders and FLNG providers and confirm the sustainability of our business model, even in today’s low LNG price environment.

The lower gas price environment is triggering lower cost LNG production and the Company believes this will create additional demand for the fast track and flexible GoFLNG concept. A significant share of growth in the LNG market over the coming years is expected to come from LNG replacing coal and oil based power generation.

The LNG shipping market remains under pressure and rates so far in 3Q have remained at levels around $25 - 30,000 per day. Utilization of the shipping fleet has however improved in 3Q versus 2Q. The end of the commitment linked to Golar Eskimo and an improvement in utilization is likely to result in a solid improvement in 3Q operating results.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are: changes in LNG carriers, FSRU and floating LNG vessel market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and floating LNG vessels; changes in Golar’s ability to retrofit vessels as FSRUs and floating LNG vessels, Golar’s ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels’ useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar’s relationships with major chartering parties; changes in Golar’s ability to sell vessels to Golar LNG Partners LP; Golar’s ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and floating LNG vessels; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar’s most recent Form 20-F filed with the Securities and Exchange Commission. Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

August 26, 2014
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Gary Smith - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Investor Relations

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2015	2015	2015	2014	2014
(in thousands of $)	Apr-Jun	Jan-Mar	Jan -Jun	Apr-Jun	Jan-Jun

Time charter revenues	16,922	28,835	45,757	18,336	36,872
Vessel and other management fees	3,222	3,323	6,545	2,748	5,178
Total operating revenues	20,144	32,158	52,302	21,084	42,050

Vessel operating expenses	14,801	14,537	29,338	11,785	25,552
Voyage, charter-hire and commission expenses (1)	21,424	23,707	45,131	3,241	9,355
Administrative expenses	9,214	6,952	16,166	4,507	9,371
Depreciation and amortization	18,118	17,697	35,815	12,132	24,467
Total operating expenses	63,557	62,893	126,450	31,665	68,745

Net gain on disposals to Golar Partners (includes amortization of deferred gains)	126	103,664	103,790	(483)	35,036
Impairment of vessel 'Held for Sale' (2)	(1,032)	—	(1,032)	—	—
Other operating gains and losses (LNG Trade)	—	—	—	—	1,317
Loss on disposal of fixed assets	—	(5,824)	(5,824)	—	—
Operating (loss) income	(44,319)	67,105	22,786	(11,064)	9,658

Other non-operating income (expense)
Dividend income	3,914	3,581	7,495	6,439	12,855
Loss on sale of available-for-sale-securities	—	(3,011)	(3,011)	—	—
Other	—	—	—	(750)	(32)
Total other non-operating income	3,914	570	4,484	5,689	12,823

Financial income (expenses)
Interest income	2,318	1,592	3,910	4	287
Interest expense	(18,040)	(16,629)	(34,669)	(1,371)	(3,535)
Other financial items	50,802	(31,951)	18,851	(22,024)	(38,736)
Net financial income (expense)	35,080	(46,988)	(11,908)	(23,391)	(41,984)

(Loss) income before taxes and equity in net earnings of affiliates	(5,325)	20,687	15,362	(28,766)	(19,503)
Taxes	742	1,061	1,803	566	1,180
Equity in net earnings of affiliates	4,406	2,819	7,225	3,970	7,084

Net (loss) income	(177)	24,567	24,390	(24,230)	(11,239)
Net income attributable to non-controlling interests	(2,386)	(2,649)	(5,035)	—	—

Net (loss) income attributable to Golar LNG Ltd	(2,563)	21,918	19,355	(24,230)	(11,239)

(1) This includes related party charter-hire expenses of $13.2 million and $19.1 million for the quarters ended June 30, 2015 and March 31, 2015, respectively.
(2) The impairment loss was in relation to the Abuja classified as held for sale as of June 30, 2015 but subsequently sold in July 2015.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2015	2015	2015	2014	2014
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Apr-Jun	Jan-Jun

Net (loss) income	(177)	24,567	24,390	(24,230)	(11,239)

Other comprehensive income (loss):
Net gain (loss) on qualifying cash flow hedging instruments (1)	493	(529)	(36)	513	1,751
Net (loss) gain on investments in available-for-sale securities	(3,703)	(20,679)	(24,382)	61,425	58,333
Other comprehensive (loss) income	(3,210)	(21,208)	(24,418)	61,938	60,084
Comprehensive (loss) income	(3,387)	3,359	(28)	37,708	48,845

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	(5,773)	710	(5,063)	37,708	48,845
Non-controlling interests	2,386	2,649	5,035	—	—
	(3,387)	3,359	(28)	37,708	48,845

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2015	2014
(in thousands of $)	Jun-30	Dec-31
	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	374,828	191,410
Restricted cash	35,099	74,162
Other current assets	143,156	30,234
Amounts due from related parties	12,787	9,967
Short-term debt due from a related party	—	20,000
Vessel held-for-sale (1)	18,990	132,110
Assets held-for-sale	—	284,955
Total current assets	584,860	742,838
Non-current
Restricted cash	425	425
Investment in available-for-sale securities	40,485	275,307
Investment in affiliates	323,995	335,372
Cost method investments	204,172	204,172
Newbuildings	108,441	344,543
Asset under development	411,372	345,205
Vessels and equipment, net	2,245,003	1,648,888
Other non-current assets	152,478	95,243
Long-term debt due from related party	100,000	—
Total assets	4,171,231	3,991,993

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	114,799	76,181
Short term debt	110,065	40,250
Other current liabilities	74,077	88,858
Liabilities held-for-sale	—	164,401
Total current liabilities	298,941	369,690
Long-term
Long-term debt	1,593,124	1,264,356
Other long-term liabilities	73,726	75,440
Total Liabilities	1,965,791	1,709,486

Equity
Stockholders' equity	2,198,750	2,280,852
Non-controlling interest	6,690	1,655

Total liabilities and stockholders' equity	4,171,231	3,991,993

(1) LNG Abuja was acquired in April 2015 for $20.0 million. In July 2015, we sold the vessel to a third party. Therefore as at June 30, 2015, the vessel was classified as 'Held for Sale'. In December 2014, we entered into an agreement to sell our LNG carrier the Golar Viking to Equinox. This vessel was classified as held for sale in our consolidated balance sheet as at December 31, 2014. The sale was completed in February 2015 at a sale price of $135 million.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2015	2015	2015	2014	2014
(in thousands of $)	Apr-Jun	Jan- Mar	Jan-Jun	Apr-Jun	Jan-Jun

OPERATING ACTIVITIES
Net (loss) income	(177)	24,567	24,390	(24,230)	(11,239)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	18,118	17,697	35,815	12,132	24,467
Amortization of deferred tax benefits on intra-group transfers	(872)	(872)	(1,744)	(872)	(1,744)
Amortization of deferred charges and debt guarantee	(783)	(1,644)	(2,427)	557	1,093
Gain on disposal to Golar Partners (including amortization of deferred gain) (1)	(126)	(103,664)	(103,790)	483	(35,036)
Equity in net earnings of affiliates	(4,406)	(2,819)	(7,225)	(3,970)	(7,084)
Impairment of long-term assets	1,032	—	1,032	—	—
Loss on sale of vessel	—	5,824	5,824	—	—
Dividend income from available-for-sale and cost investments recognized in operating income	(3,914)	(3,581)	(7,495)	(6,439)	(12,855)
Dividend received	13,125	12,553	25,678	15,403	30,153
Drydocking expenditure	(36)	(10,369)	(10,405)	(2,484)	(3,203)
Stock-based compensation	1,874	1,626	3,500	157	241
Loss on disposal of available-for-sale securities	—	3,011	3,011	—	—
Change in market value of derivatives	(55,856)	25,562	(30,294)	13,585	23,013
Other current and long-term assets	25,286	(18,232)	7,054	69,669	(7,111)
Other current and long-term liabilities	(14,372)	(6,333)	(20,705)	(322)	(7,448)
Net foreign exchange gain	458	1,143	1,601	(297)	(839)
Net cash (used in) provided by operating activities	(20,649)	(55,531)	(76,180)	73,372	(7,592)

(1) In addition to the cash consideration received for the sale of the Golar Eskimo in January 2015, there was a non cash consideration in relation to Golar Partners assumption of the bank debt of $162.8 million and vendor loan of $220 million provided by us. Golar Partners partially repaid $120 million of the vendor loan in June 2015.

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2015	2015	2015	2014	2014
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Apr-Jun	Jan-Jun

INVESTING ACTIVITIES
Additions to vessels and equipment	(572)	(155)	(727)	(813)	(2,224)
Additions to newbuildings	(2,179)	(390,244)	(392,423)	(262,433)	(459,041)
Additions on assets under development	(50,804)	(13,695)	(64,499)	(165,078)	(165,078)
Acquisition of LNG Abuja	(20,000)	—	(20,000)	—	—
Proceeds from disposal of business to Golar Partners, net of cash disposed	120,000	6,872	126,872	—	148,048
Repayment of short-term loan granted to third party	—	400	400	—	—
Short-term loan granted to Golar Partners	—	—	—	—	(20,000)
Repayment of short-term loan granted to Golar Partners	20,000	—	20,000	—	—
Proceeds from disposal of investments in available-for-sale securities	—	207,428	207,428	—	—
Restricted cash and short-term investments	16,151	22,913	39,064	23,433	23,433
Net cash provided by (used in) investing activities	82,596	(166,481)	(83,885)	(404,891)	(474,862)

FINANCING ACTIVITIES
Proceeds from issuance of equity	—	—	—	661,582	661,582
Proceeds from short-term debt	—	393,989	393,989	—	67,559
Proceeds from long-term debt (including related parties)	4,481	158,595	163,076	127,933	289,203
Repayments of short-term and long-term debt (including related parties)	(27,133)	(94,583)	(121,716)	(130,591)	(132,941)
Financing costs paid	(129)	(10,868)	(10,997)	(1,478)	(7,853)
Cash dividends paid	(40,446)	(40,446)	(80,892)	—	(36,271)
Proceeds from exercise of share options	23	—	23	177	511
Net cash (used in) provided by financing activities	(63,204)	406,687	343,483	657,623	841,790
Net (decrease) increase in cash and cash equivalents	(1,257)	184,675	183,418	326,104	359,336
Cash and cash equivalents at beginning of period	376,085	191,410	191,410	158,579	125,347
Cash and cash equivalents at end of period	374,828	376,085	374,828	484,683	484,683

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2013	80,580	656,018	200,000	(6,757)	874,296	1,804,137		1,804,137

Net loss	—	—	—	—	(11,239)	(11,239)	—	(11,239)
Dividends	—	—	—	—	(72,513)	(72,513)	—	(72,513)
Exercise of share options	50	769	—	—	(308)	511	—	511
Grant of share options	—	241	—	—	—	241	—	241
Net proceeds from issuance of shares	12,650	648,297	—	—	—	660,947	—	660,947
Other comprehensive loss	—	—	—	60,084	—	60,084	—	60,084

Balance at June 30, 2014	93,280	1,305,325	200,000	53,327	790,236	2,442,168	—	2,442,168

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2014	93,415	1,307,087	200,000	5,171	675,179	2,280,852	1,655	2,282,507

Net gain	—	—	—	—	19,355	19,355	5,035	24,390
Dividends	—	—	—	—	(80,892)	(80,892)	—	(80,892)
Exercise of share options	8	15	—	—	—	23	—	23
Grant of share options	—	3,231	—	—	—	3,231	—	3,231
Forfeiture of share options	—	(188)	—	—	—	(188)	—	(188)
Cancellation of share options	—	787	—	—	—	787	—	787
Other comprehensive income	—	—	—	(24,418)	—	(24,418)	—	(24,418)

Balance at June 30, 2015	93,423	1,310,932	200,000	(19,247)	613,642	2,198,750	6,690	2,205,440

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital thereby giving Golar greater flexibility when it comes to declaring dividends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 26, 2015	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial and Accounting Officer